Exhibit 99.1

News Release

For Immediate Release

Stantec announces solid third quarter operating performance prior to write-down of goodwill

EDMONTON AB (November 5, 2009) TSX, NYSE: STN

The third quarter of 2009 resulted in strong operating results for Stantec as gross revenue increased 10.5% to C$384.2 million and net revenue increased 6.1% to C$306.7 million compared to the third quarter of 2008. Gross margin increased from 56.0% to 56.5% and cash from operating activities increased from C$54.6 million in the third quarter of 2008 to C$62.9 million in 2009.

During the quarter, the Company recorded a C$35.0 million goodwill impairment charge due to fluctuations and continuing uncertainty from economic conditions related to the US West operations. The goodwill impairment charge is non-cash in nature and does not affect Stantec’s liquidity, cash flows from operating activities, or debt covenants, and does not impact future operations.

Excluding the impact of the goodwill impairment charges in the third quarter of 2008 and 2009, financial results improved quarter over quarter with net income increasing 8.7% to C$25.0 million compared to C$23.0 million in 2008 and diluted earnings per share increased 10.0% to C$0.55 in third quarter 2009 compared to C$0.50 one year ago.

"Despite a difficult market and continuing weakness in some of our areas we have been able to post solid third quarter results because of the strength and diversity of our business model," says Bob Gomes, Stantec president and CEO. “Although current market conditions have necessitated the write-down of a portion of our goodwill, these non-cash charges do not impact current or future operations.”

Reported results for the third quarter of 2009 are as follows:

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In the third quarter of 2009 gross revenue increased 10.5% to C$384.2 million compared to C$347.6 million for the same period in 2008. Net revenue increased 6.1% to C$306.7 million compared to C$289.2 million. After a goodwill impairment charge of C$35.0 million related to Stantec’s US West operations, net loss was C$10.0 million compared to a loss of C$30.0 million (after a goodwill impairment charge of C$53.0 million) in the third quarter of 2008 and diluted earnings per share were a loss of C$0.22 compared to a loss of C$0.66 in the same period last year.

▪
Year-to-date 2009 gross revenue increased 19.8% to C$1.18 billion compared to C$982.7 million over the first nine months of 2008. Net revenue increased 16.2% to C$968.1 million compared to C$833.1 million. Net income for 2009 was C$33.0 million compared to C$9.0 million in the first nine months of 2008. Diluted earnings per share increased to C$0.72 compared to C$0.20 for the same period in 2008.

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Stantec recently announced that it plans to acquire the assets of Granary Associates, subject to certain conditions, in early November. Granary Associates is a Philadelphia based firm, with approximately 100 staff, specializing in project management and design of healthcare facilities.

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During the third quarter Stantec announced that Rich Allen, current senior vice president of the US East region will be taking on the role of chief operating officer (COO), effective January 1, 2010, taking over from Mark Jackson who will be retiring at the end of 2009. In addition, Stantec’s board of directors announced Paul Cellucci, former governor of Massachusetts and former US ambassador to Canada, was named a director of the Company.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on November 5, 2009. The documents are also available free of charge by downloading them from the Investors section on www.stantec.com or you may contact Stantec for a copy of the documents.

Project awards during the quarter demonstrate Stantec’s ability to differentiate itself in the marketplace by offering specialty services and providing services from multiple practices delivered as one team. Stantec was awarded a contract with the U.S. Department of Transportation Federal Transit Administration (FTA) to provide project management oversight services for work completed by transportation and transit agencies across the United States over the next five years. Responsibilities will include reviewing, auditing, monitoring, and reporting on project implementation plans and processes to ensure that FTA-funded projects are adequately staffed and managed and efficiently and effectively executed. Stantec also obtained a contract to complete the surveying, site and civil engineering, and geotechnical investigations required for developing vacant lots owned by the Philadelphia Housing Authority as part of the Mantua Revitalization Phases I and II project. Together, the two phases of this brownfield redevelopment, which is funded by the American Recovery and Reinvestment Act (ARRA), will contain 101 accessible rental units, including walk-up apartments, duplexes, and triplexes, for low- and moderate-income individuals and families. In addition, Stantec secured several indefinite delivery/indefinite quantity contracts to conduct multidiscipline engineering inspections of levees in Arkansas, Indiana, Kansas, Missouri, Oklahoma, West Virginia, and Kentucky for the U.S. Army Corps of Engineers (USACE). Also funded in part by the ARRA package, these long-term, multimillion-dollar contracts are part of the USACE’s Levee Safety Program, which involves the independent inspection and evaluation of approximately 1,400 federally authorized levee systems. New assignments in the Buildings area showcase Stantec’s expertise in the design of health care and educational facilities and in sustainable design consulting. In Toronto, Ontario, the Company is part of a team selected as the preferred proponent for Phase 1B of a redevelopment project at the Centre for Addiction and Mental Health (CAMH). Stantec is providing full integrated design services—architecture; mechanical, electrical, structural, and civil engineering; sustainable design consulting; and transportation engineering for this public-private partnership project. In the educational sector, Stantec is contributing services—mechanical, electrical, and plumbing engineering; sustainable design consulting; building simulation and modeling; and commissioning—to the development of the Student Success Building at the new “neighborhood” campus of Metro State University in Denver, Colorado. With 150,000 square feet (13,900 square metres) of administrative, student service, and classroom space, the building will be designed to LEED Platinum, zero net energy standards.

“It has been a very busy quarter, meeting staff, clients, and shareholders,” adds Gomes. “While the market is still quite unpredictable, and we expect will remain that way through the rest of the year, results this quarter show that our business model and our staff continue to perform admirably in this difficult economic environment.”

The third quarter Conference Call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived on Stantec's web site at stantec.com in the Investor Relations section. Financial analysts who wish to participate in the earnings conference call are invited to call 866-321-8231and provide the confirmation code 4026947 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains information regarding "forward-looking statements" as the closing date for the acquisition of Granary Associates, Inc. has yet to occur. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. These factors include, but are not limited to, the proposed transaction not closing when expected or at all because conditions to closing are not satisfied on a timely basis or at all.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 5, 2009, and accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section in our 2008 Financial Review and the Caution Regarding Forward-Looking Statements in our Third Quarter 2009 Report. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288

  Continued – Balance Sheet and Income Statement attached

One Team. Infinite Solutions.

Consolidated Balance Sheets
(Unaudited)
	September 30	December 31
	2009	2008
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	14,630	103,979
Cash held in escrow	-	7,392
Accounts receivable, net of allowance for doubtful accounts of
$ 12,412 ($11,597 – 2008)	273,495	256,243
Costs and estimated earnings in excess of billings	105,125	75,602
Income taxes recoverable	14,416	7,647
Prepaid expenses	13,771	8,094
Future income tax assets	13,611	15,265
Other assets	4,003	6,503

Total current assets	439,051	480,725
Property and equipment	114,097	114,410
Goodwill (note 3)	464,663	446,818
Intangible assets	56,592	45,989
Future income tax assets	23,047	20,786
Other assets	45,303	36,158

Total assets	1,142,753	1,144,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	182,383	198,228
Billings in excess of costs and estimated earnings	39,851	43,845
Income taxes payable	-	9,920
Current portion of long-term debt	39,356	34,096
Future income tax liabilities	18,641	13,920

Total current liabilities	280,231	300,009
Long-term debt	230,273	215,113
Future income tax liabilities	30,440	26,492
Other liabilities	67,479	64,297

Total liabilities	608,423	605,911

Non-controlling interest in subsidiaries	186	-

Commitments, contingencies, and guarantees

Shareholders' equity
Share capital	221,070	218,757
Contributed surplus	12,504	10,458
Retained earnings	341,660	308,629
Accumulated other comprehensive (loss) income	(41,090)	1,131

Total shareholders' equity	534,144	538,975

Total liabilities and shareholders' equity	1,142,753	1,144,886

Consolidated Statements of Income
(Unaudited)
	For the quarter ended		For the three quarters ended
	September 30		September 30

	2009	2008	2009	2008
(In thousands of Canadian dollars, except share and per share amounts)	$	$	$	$

INCOME
Gross revenue	384,161	347,561	1,177,082	982,691
Less subconsultant and other direct expenses	77,392	58,366	208,963	149,578

Net revenue	306,769	289,195	968,119	833,113
Direct payroll costs	133,474	127,135	424,637	369,227

Gross margin	173,295	162,060	543,482	463,886
Administrative and marketing expenses	126,801	113,453	406,164	338,455
Depreciation of property and equipment	6,863	6,454	20,821	18,657
Amortization of intangible assets	3,061	2,924	11,889	8,143
Impairment of goodwill and intangible assets	35,000	58,369	35,000	58,369
Net interest expense	2,742	1,888	9,180	5,401
Share of (income) loss from associated companies	(1,769)	(83)	(2,611)	77
Foreign exchange (gains) losses	(7)	520	1,964	541
Other expense (income)	127	(261)	(423)	(891)

Income (loss) before income taxes	477	(21,204)	61,498	35,134

Income taxes
Current	7,876	14,593	28,572	32,793
Future	2,590	(5,780)	(105)	(6,684)

Total income taxes	10,466	8,813	28,467	26,109

Net income (loss) for the period	(9,989)	(30,017)	33,031	9,025

Weighted average number of shares outstanding –
basic	45,523,275	45,595,087	45,502,057	45,628,244

Weighted average number of shares outstanding –
diluted	45,873,933	45,971,887	45,824,756	46,103,940

Shares outstanding, end of the period	45,644,521	45,569,523	45,644,521	45,569,523

Earnings (loss) per share
Basic	(0.22)	(0.66)	0.73	0.20

Diluted	(0.22)	(0.66)	0.72	0.20